UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Preliminary Operating Results for the First Half of 2024

On July 23, 2024, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2024. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2024	1Q 2024	% Change Increase (Decrease) (Q to Q)	2Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	19,918,040	23,352,449	(14.71)	15,901,595	25.26
	Cumulative	43,270,489	23,352,449	—	40,734,330	6.23
Net operating profit	Specified Quarter	2,302,268	2,355,448	(2.26)	2,052,822	12.15
	Cumulative	4,657,716	2,355,448	—	4,192,849	11.09
Profit before income tax	Specified Quarter	2,369,252	1,407,484	68.33	1,960,469	20.85
	Cumulative	3,776,736	1,407,484	—	4,004,335	(5.68)
Profit for the period	Specified Quarter	1,710,680	1,063,214	60.90	1,504,631	13.69
	Cumulative	2,773,894	1,063,214	—	3,014,922	(7.99)
Profit attributable to shareholders of the parent company	Specified Quarter	1,732,225	1,049,133	65.11	1,498,916	15.57
	Cumulative	2,781,358	1,049,133	—	3,007,624	(7.52)

Notes: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
2)	KB Financial Group’s preliminary operating results for the first half of 2024 and the operating results for the first quarter of 2024 reflect the application of the variable fee approach for measuring insurance liabilities, which was adopted in the fourth quarter of 2023 in accordance with the IFRS17 actuarial assumption guidelines of the Financial Supervisory Service. For comparison purposes, the figures for the first half of 2023 above have been restated retrospectively to reflect such application.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2024	1Q 2024	% Change Increase (Decrease) (Q to Q)	2Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	11,822,663	14,403,010	(17.92)	8,817,685	34.08
	Cumulative	26,225,673	14,403,010	—	23,736,807	10.49
Net operating profit	Specified Quarter	1,421,558	1,440,393	(1.31)	1,222,012	16.33
	Cumulative	2,861,951	1,440,393	—	2,490,152	14.93
Profit before income tax	Specified Quarter	1,510,892	496,625	204.23	1,188,087	27.17
	Cumulative	2,007,517	496,625	—	2,423,251	(17.16)
Profit for the period	Specified Quarter	1,089,094	377,253	188.69	919,941	18.39
	Cumulative	1,466,347	377,253	—	1,841,865	(20.39)
Profit attributable to shareholders of the parent company	Specified Quarter	1,116,338	389,535	186.58	926,992	20.43
	Cumulative	1,505,873	389,535	—	1,858,508	(18.97)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2024	1Q 2024	% Change Increase (Decrease) (Q to Q)	2Q 2023	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,273,350	3,460,114	(34.30)	1,805,906	25.88
	Cumulative	5,733,464	3,460,114	—	6,130,156	(6.47)
Net operating profit	Specified Quarter	243,362	253,337	(3.94)	194,063	25.40
	Cumulative	496,699	253,337	—	458,262	8.39
Profit before income tax	Specified Quarter	233,655	243,044	(3.86)	142,728	63.71
	Cumulative	476,699	243,044	—	331,540	43.78
Profit for the period	Specified Quarter	180,614	198,853	(9.17)	110,304	63.74
	Cumulative	379,467	198,853	—	252,254	50.43
Profit attributable to shareholders of the parent company	Specified Quarter	179,528	199,335	(9.94)	110,345	62.70
	Cumulative	378,863	199,335	—	252,239	50.20

Notes: 1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the first half of 2024, which are based on KB Financial Group’s consolidated financial statements.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2024	By: /s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer